

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

July 27, 2009

via U.S. mail and facsimile

Xiaohong Feng
Chief Executive Officer
China Housing & Land Development, Inc.
6 Youyi Dong Lu, Han Yuan 4 Lou
Xi'An, Shaanxi Province
China 710054

> **Re: China Housing & Land Development, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 25, 2009**
> **Form 10-K/A No. 1 for the Fiscal Year Ended December 31, 2008**
> **Filed April 13, 2009**
> **File No. 001-34065**

Dear Mr. Feng:

We issued comments to you on May 7, 2009, regarding the Form S-1 Amendment No. 6 filed on April 13, 2009, as well as your annual financial statements for the fiscal years ended December 31, 2008. We remind you that the comments related to these filings remain outstanding and unresolved. We remind you that you are responsible to respond to the comments regarding your 1934 Exchange Act periodic and current reports.

If you do not respond to the outstanding comments or contact us by August 10, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

       If you have any questions, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736 or, in her absence, to me at (202) 551-3355.

       Sincerely,

       Terence O'Brien
       Accounting Branch Chief